Volaris Reports September 2025 Traffic Results:

Load Factor of 83%

Mexico City, Mexico, October 7, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its September 2025 preliminary traffic results.

In September, Volaris’ ASM capacity increased 2.9%, while RPMs for the month rose 1.0%. Mexican domestic RPMs increased 2.2%, while international RPMs declined 0.9%. Consolidated load factor decreased by 1.6 percentage points year-over-year to 83.4%. During the month, Volaris transported 2.4 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “In September, Volaris maintained a steady and well-balanced network, proactively managing the delayed delivery of two A321neo aircraft and continuing close coordination on engine availability. Domestic demand remained stable in a balanced supply environment, while international traffic showed resilience, with forward bookings indicating encouraging signs of VFR recovery in the cross-border market. Overall, quarterly traffic performance aligned with our plans, and we remain cautiously optimistic that market conditions will continue to improve toward year-end.”

	Sep 2025	Sep 2024	Variance	YTD Sep 2025	YTD Sep 2024	Variance
RPMs (million, scheduled & charter)
Domestic	1,420	1,390	2.2%	13,853	13,399	3.4%
International	884	892	(0.9%)	8,581	8,309	3.3%
Total	2,304	2,282	1.0%	22,434	21,709	3.3%
ASMs (million, scheduled & charter)
Domestic	1,599	1,562	2.4%	15,621	14,837	5.3%
International	1,163	1,122	3.7%	11,069	10,223	8.3%
Total	2,762	2,684	2.9%	26,689	25,060	6.5%
Load Factor (%, RPMs/ASMs)
Domestic	88.8%	89.0%	(0.2) pp	88.7%	90.3%	(1.6) pp
International	76.0%	79.5%	(3.5) pp	77.5%	81.3%	(3.8) pp
Total	83.4%	85.0%	(1.6) pp	84.1%	86.6%	(2.6) pp
Passengers (thousand, scheduled & charter)
Domestic	1,762	1,714	2.8%	16,889	15,960	5.8%
International	614	607	1.2%	5,916	5,665	4.4%
Total	2,376	2,321	2.4%	22,804	21,625	5.5%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

VFR: Visiting Friends and Relatives.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 225 and its fleet from 4 to 152 aircraft. Volaris offers around 450 daily flight segments on routes that connect 44 cities in Mexico and 30 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.